UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐        No ☒

Change in Registrant's Certifying Accountant

On January 28, 2021, ASLAN Pharmaceuticals Limited (the “Company”) engaged Deloitte & Touche LLP (“Deloitte Singapore”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 replacing Deloitte & Touche (“Deloitte Taiwan”). The disclosures in this Form 6-K are being provided pursuant to Item 16F of Form 20-F:

(a)(1)(i) Deloitte Taiwan, which served as the independent auditor of the Company since 2014, has been dismissed as the independent auditor of the Company effective January 28, 2021 (the “Effective Date”) in connection with the delisting of the Company’s ordinary shares from the Taipei Exchange in August 2020.

(ii) The reports of Deloitte Taiwan issued on the Company’s financial statements for each of the two fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) The audit committee (the “Audit Committee”) of the Company’s board of directors (the “Board”) recommended the change from Deloitte Taiwan to Deloitte Singapore, which was approved by the Board.

(iv) During each of the two fiscal years ended December 31, 2019 and 2018 and through the interim period preceding the non-continuation of Deloitte Taiwan’s services, there were no disagreements with Deloitte Taiwan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Deloitte Taiwan, would have caused Deloitte Taiwan to make reference to the matter in connection with its reports on the Company’s financial statements for such years.

(v) During each of the two fiscal years ended December 31, 2019 and 2018 and through the interim period preceding the non-continuation of Deloitte Taiwan’s services, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of Form 20-F occurred.

(2) Based on the recommendation of the Audit Committee and the approval by the Board, Deloitte Singapore was engaged as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. Prior to its engagement, the Company did not consult with Deloitte Singapore regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of Form 20-F.

(3) The Company has provided Deloitte Taiwan with a copy of the disclosures that the Company has made in response to Item 16F(a) of Form 20-F and requested that Deloitte Taiwan furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements made by the Company in response to Item 16F(a) of Form 20-F and, if not, stating the respects in which it does not agree with such statements. Deloitte Taiwan’s response letter is filed as Exhibit 15.1 to this Form 6-K.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575) and Registration Statement on Form S-8 (File No. 333-252118).

Exhibits

Exhibit Number	Exhibit Description

15.1	Letter from Deloitte Taiwan dated February 3, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: February 3, 2021